UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13958

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2017 and 2016

Exhibit Index

Exhibit Number	Exhibit Name

23.1	Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

The Hartford Investment and Savings Plan

Hartford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Hartford, Connecticut

June 28, 2018

We have served as the auditor of the Plan since 2001.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2017 AND 2016

($ IN THOUSANDS)

	2017	2016
Assets
Investments:
Investments, at fair value (Note 4)	$3,617,677	$3,034,782
Investments, at contract value (Note 3)	728,166	742,213

Total investments	4,345,843	3,776,995
Receivables:
Notes receivable from Members	64,137	61,140
Dividends and interest receivable	2,731	3,150

Total receivables	66,868	64,290

Total assets	4,412,711	3,841,285
Liabilities
Investment management expenses payable	763	472
Administrative expenses payable	37	40

Total liabilities	800	512
Net assets available for benefits	$4,411,911	$3,840,773

See Notes to Financial Statements.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2017

($ IN THOUSANDS)

2017
Additions to net assets attributed to:
Contributions:
Employee contributions	$133,758
Employer contributions	108,704
Rollover contributions	18,651

Total contributions	261,113

Investment income (loss):
Net appreciation in fair value of investments	597,293
Dividends	8,231

Total investment income	605,524

Interest income on notes receivable from Members	3,208

Total additions	869,845

Deductions from net assets attributed to:
Benefits paid to Members	293,668
Investment management fees	4,829
Administrative expenses	210

Total deductions	298,707

Net increase in net assets	571,138
Net assets available for benefits:
Beginning of year	3,840,773

End of year	$4,411,911

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017 AND 2016

AND FOR THE YEAR ENDED DECEMBER 31, 2017

($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) as of December 31, 2017 is provided for general information purposes only. Members should refer to the Plan document for more complete information. “Members” refers to eligible participants of the Plan.

The Hartford Financial Services Group, Inc. (“HFSG”, together with its subsidiaries, “The Hartford”, the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance and group life and disability products to individual and business customers in the United States of America. The Hartford is also a provider of mutual funds to investors. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan Document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 9 for a general description of amendments made to the Plan Document during 2017 and 2016.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan Document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Trust, as defined in the Plan Document, is the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Newport Trust Company (formerly Evercore Trust Company) as fiduciary with respect to the common stock of HFSG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add investment funds to, or eliminate investment funds from, the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.

Contributions

Members may elect to contribute a percentage of their eligible compensation (including, effective January 1, 2013, overtime and certain annual bonuses and sales incentives) and may designate their contributions as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, Member contributions may be elected based on 1% to 30% of eligible compensation. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they will be automatically enrolled to make before-tax contributions equal to 6% (3% prior to January 1, 2016) of eligible compensation.

Since January 1, 2013, the Company’s contributions include a non-elective contribution of 2% of eligible compensation (“Non-elective Company contributions”) and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”). Prior to January 1, 2013, in addition to matching company contributions, the Company made floor company contributions equal to 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary.

Member contributions in excess of 6% of the eligible compensation are Supplemental Savings that are not matched by the Company.

Note 1. Description of the Plan (continued)

Administrative Costs

The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

Member Accounts

Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of the associated Matching Company contributions, Non-Elective Company contributions and any investment earnings for the Member’s account, and is charged with withdrawals and an allocation of administrative expenses and investment losses for the Member’s account. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members first hired prior to January 1, 2016 are 100% vested in Matching Company and Non-Elective Company contributions made after January 1, 2013 after two years of service. Effective January 1, 2016, Members first hired on or after January 1, 2016 are 100% vested in Matching Company Contributions and Non-Elective Company contributions after three years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in floor company contributions made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. As of December 31, 2017, Member contributions, Matching Company contributions and Non-Elective Company contributions may be invested in any of the twenty-six investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Note 8 for further discussion.

Notes Receivable from Members

Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to retirement, death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of Members meeting certain requirements, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy. If a Member was receiving installment payments, upon the Member’s death, the designated beneficiary has the option of receiving the remaining value either in a lump sum or annual installments over the beneficiary’s life expectancy.

Note 1. Description of the Plan (continued)

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2017 and 2016, forfeited non-vested account balances totaled $17 and $71, respectively.

These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2017, Matching Company contributions were reduced by $2,648 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment gain for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are reflected as investment management fees paid out of the assets of the Fund and are recognized as expenses of the Plan.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Note 2. Accounting Policies (continued)

Contributions

Member and Matching Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Excess Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no such excess contributions in 2017 or 2016.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Member loans are recorded as deemed distributions based on the terms of the Plan Document.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan Sponsor as provided in the plan document. Recordkeeping fees of the Plan are paid by the Plan. All investment management and transaction fees directly related to the Plan investments are paid by the Plan.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions

The Plan’s Stable Value Fund is comprised primarily of synthetic GICs, which are fully benefit responsive contracts. Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. The synthetic GIC contracts are included in the financial statements at contract value (see Note 2). Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. A synthetic GIC is an investment contract issued by an insurance company or other financial institution where the contract issuer is contractually obligated to provide a specified interest rate return with respect to a portfolio of financial instruments owned by the Plan and not held or owned by that insurance company or financial institution. The interest rate return is provided under a benefit responsive wrap contract (or “wrapper”). Standish Mellon Asset Management Company LLC, a wholly owned subsidiary of The Bank of New York Mellon Corporation, provides investment management services to the Stable Value Fund. The fair value of the benefit-responsive wrapper contracts was ($50) at December 31, 2017 and ($28) at December 31, 2016. The wrapper provides that Members execute Plan transactions at contract value. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper at less than contract value.

The Plan Sponsor does not believe that it is probable that any such events would limit the ability of the Plan to transact at contract value.

Earnings on investments at contract value as reported on the Statements of Net Assets Available for Benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses. Gains and losses are defined as the difference between the market value of the underlying securities and contract value of the synthetic GIC. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value of the underlying securities within each synthetic GIC, default or credit failures of any of the securities, investment contracts, or other investments held in a trust that is owned by the Plan and the initiation of an extended termination of one or more synthetic GICs by the manager or the contract issuer. The rate of return earned on a synthetic GIC, or the crediting rate, is generally reset quarterly by the issuer but the rate cannot be less than zero.

The contract issuer is not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines. The Plan did not breach any terms of the synthetic GICs in 2017 or 2016.

Note 3. Fully Benefit-Responsive Investment Contract with Financial Institutions (continued)

During 2017, there were no changes in contracts within the Stable Value Fund.

Average yields:	2017	2016
Based on annualized earnings (1)	2.28%	2.30%
Based on interest rate credited to participants (2)	2.21%	2.35%

(1)	Calculated based on actual investment income from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2017 and 2016, respectively.
(2)	Calculated based on the interest rate credited to participants from the underlying investments for the last month of the year, annualized, divided by the fair value of the investment portfolio as of December 31, 2017 and 2016, respectively.

The following table represents the contract value for each of the contracts as of December 31, 2017:

Contract Issuer	Contract Number	Major Credit Ratings	Investments at Contract Value
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$214,437
American General Life	1646368	AA / Aa2	101,686
American General Life	1635582	AA+ / Aaa	78,559
RGA	RGA00058	AA / Aa2	42,518
New York Life	GA29021	AA+ / Aaa	95,238
Prudential	GA62433	AA / Aa1	172,148

			704,586
Cash and cash equivalents			23,580

Total			$728,166

The following table represents the contract value for each of the contracts as of December 31, 2016:

Contract Issuer	Contract Number	Major Credit Ratings	Investments at Contract Value
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$230,226
American General Life	1646368	AA / Aa2	99,884
American General Life	1635582	AA+ / Aaa	77,396
RGA	RGA00058	AA / Aa2	41,550
New York Life	GA29021	AA+ / Aaa	93,047
Prudential	GA62433	AA / Aa1	167,989

			710,092
Cash and cash equivalents			32,121

Total			$742,213

Note 4. Fair Value Measurements

The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the level of the input that is least observable to the measurement in its entirety. The three levels of the hierarchy are as follows:

•	Level 1 - Fair values based primarily on unadjusted quoted prices for identical assets, or liabilities, in active markets that the Plan has the ability to access at the measurement date.

Note 4. Fair Value Measurements (continued)

•	Level 2 - Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

•	Level 3 - Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Plan’s best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

Asset Valuation Techniques — Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Generally, the Plan determines the estimated fair value of its equity securities and short-term investments using the market approach. The income approach is used for securities priced using a pricing matrix. The collective investment trust assets are measured at fair value using a NAV as a practical expedient. For Level 1 investments, which are comprised primarily of exchange-traded equity securities, valuations are based on observable inputs that reflect quoted prices for identical assets in active markets that the Plan has the ability to access at the measurement date.

Short-term Investments — Primary inputs also include material event notices and new issue money market rates.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Equity Securities – Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Investment Trusts — Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2017 and 2016 there were no unfunded commitments or redemption restrictions on collective investment trusts.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016.

	Investment Assets at Fair Value December 31, 2017
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Invested Assets
Short Term Investments	$—	$9,623	$—	$9,623
Debt Securities	—	—	—	—
Mutual Funds	970,675	—	—	970,675
Equity Securities	1,273,998	—	—	1,273,998

Total investments at fair value [1]	$2,244,673	$9,623	$—	$2,254,296

Investments at net asset value:
Collective investment trusts				1,363,381

Total investments				$3,617,677

[1]	Excludes $1,310 of dividend receivable and $1,421 of interest receivable recorded at fair value.

Note 4. Fair Value Measurements (continued)

	Investment Assets at Fair Value December 31, 2016
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Invested Assets
Short Term Investments	$—	$5,007	$—	$5,007
Debt Securities	—	—	—	—
Mutual Funds	825,115	—	—	825,115
Equity Securities	1,095,069	—	—	1,095,069

Total investments at fair value [1]	$1,920,184	$5,007	$—	$1,925,191

Investments at net asset value:
Collective investment trusts				1,109,591

Total investments				$3,034,782

[1]	Excludes $1,383 of dividend receivable, $1,463 of interest receivable and $304 of other receivables recorded at fair value.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2017 and 2016 there were no transfers between levels beyond those mentioned below.

Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The tables below set forth a summary of changes in the fair value of the Plan’s Level 3 investments using significant unobservable inputs for the years ended December 31, 2017 and 2016. There were no Level 3 investments as of either December 31, 2017 or December 31, 2016 and no transfers to or from Level 3 investments during 2017 or 2016.

Level 3 Investment Assets and Investment
Year Ended December 31, 2016
Bond
Investments
Balance, beginning of year	$982
Realized gains/(losses), net	(25)
Change in unrealized gains/(losses), net	65
Purchases	143
Issuances	—
Settlements	—
Sales	(1,165)
Transfers in to Level 3	—
Transfers out of Level 3	—

Balance, end of year	$—

Note 4. Fair Value Measurements (continued)

The change in unrealized gains/(losses) included in the Statement of Changes in Net Assets Available for Benefits related to Level 3 assets still held at the reporting date totaled $0 and $0 as of December 31, 2017 and 2016, respectively.

Hartford’s Investment and Savings Plan Investment Committee, which oversees the Plan’s menu of investments, works with an unaffiliated investment consultant to monitor the performance of Plan investments, periodically review the Plan’s menu of investments and, when appropriate, make changes.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 13, 2017 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. No provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.

The Plan is subject to audit by the IRS; however there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

Note 6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, affected Members automatically become fully-vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per accompanying financial statements	$4,411,911	$3,840,773
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,138	6,675

Net assets per Form 5500	$4,417,049	$3,847,448

The following is a reconciliation of total investment income and contributions on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2017:

Total investment income and contributions per accompanying financial statements	$869,845
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	(6,675)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	5,138

Total income per Form 5500	$868,308

Note 7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2017:

Benefits paid to Members per accompanying financial statements	$293,668
Deduct corrective distributions	6
Deduct amounts allocated to deemed loan distributions	30

Benefits paid to Members per Form 5500	$293,632

Note 8. Exempt Party-in-Interest Transactions

Certain plan investments are in funds managed by the Trustee and certain subsidiaries of the Company. Fees paid by the Plan for trustee, custodial and investment management services amounted to $78 for the year ended December 31, 2017. Fees paid by the Plan to a subsidiary of the Company pursuant to a group annuity contract issued by a subsidiary, for The Hartford Index Fund, amounted to ($9) for the year ended December 31, 2017. In addition, certain Plan investments include shares of mutual funds that are advised and distributed by a subsidiary and shares of Hartford Stock. At December 31, 2017 and 2016, the fair value of mutual funds held by the Plan was $672,361 and $653,614, respectively. At December 31, 2017 and 2016, the Plan held 4,190,646 shares and 4,594,172 shares of Hartford Stock with a cost basis of $139,664 and $153,113, respectively. The shares of Hartford Stock had a fair value of $235,850 and $218,047 at December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $8,042.

Note 9. Plan Amendments and Other Changes

Effective January 1, 2016, the Plan was amended to change the vesting period for Members hired on or after January 1, 2016, Members will become 100% vested in Matching Company and non-elective Company contributions made after January 1, 2016 after three years of service.

Effective July 29, 2016, the Plan was amended to allow new Members into the Plan and to allow employees to have their previous service with Northern Homelands Company and its subsidiaries and Lattice Strategies LLC be applied to their years of service with the Company and used in determining the employees’ vesting in Plan contributions. Further, if the new Members do not elect otherwise, they will be automatically enrolled to make before-tax contributions equal to 6% (3% for salary prior to January 1, 2016) of eligible compensation.

Effective January 1, 2018, the definition of Service was revised to give credit for employment with Aetna, Inc. to former Aetna employees who became Company employees on January 1, 2018 as a result of the Company’s acquisition of Aetna’s group life and disability business. In addition, if these former Aetna employees do not make a proper enrollment election, they will be automatically enrolled in the Plan 90 days after January 1, 2018 to make before-tax contributions equal to 6% of eligible compensation.

Effective January 1, 2018, a provision was added to the Plan to reduce the administrative burden of filing for benefits in cases where the beneficiary is unable to care for their affairs due to illness or accident, or is a minor or has died.

Note 10. Subsequent Events

Management has evaluated events subsequent to December 31, 2017, through the date the financial statements were issued, noting there are no subsequent events requiring adjustment or disclosure in the financial statements.

******

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	Acxiom Corp		***	$952
	Almost Family Inc		***	1,056
	Altra Industrial Motion Corp		***	1,295
	American Equity Invt Life Hl		***	1,156
	Argo Group International		***	1,769
	Avista Corp		***	804
	Barnes Group Inc		***	1,348
	Black Hills Corp		***	857
	Buffalo Wild Wings Inc		***	770
	Columbia Banking System Inc		***	1,588
	CVB Financial Corp		***	1,044
	Denny S Corp		***	1,386
	Diodes Inc		***	801
	Eagle Materials Inc		***	1,354
	Education Realty Trust Inc		***	1,164
	El Paso Electric Co		***	1,241
	Empire State Realty Trust A		***	789
	Enpro Industries Inc		***	1,484
	Esco Technologies Inc		***	2,158
	Fcb Financial Holdings Cl A		***	949
	First Financial Bancorp		***	1,264
	First Industrial Realty Tr		***	1,162
	First Midwest Bancorp Inc/Il		***	1,168
	Fnb Corp		***	822
	Franklin Electric Co Inc		***	929
	Gstif 25 Bps		***	3,035
	Haemonetics Corp/Mass		***	1,555
	Harsco Corp		***	870
	Healthcare Realty Trust Inc		***	1,388
	Hope Bancorp Inc		***	1,154
	Hub Group Inc Cl A		***	1,009
	Independent Bank Group Inc		***	1,598
	Innophos Holdings Inc		***	809
	Integrated Device Tech Inc		***	1,920
	Interface Inc		***	1,232
	Itt Inc		***	2,236
	Kite Realty Group Trust		***	660
	Knoll Inc		***	1,078
	Korn/Ferry International		***	1,153
	Lancaster Colony Corp		***	755

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lydall Inc		***	848
	Mantech International Corp A		***	1,860
	Matthews Intl Corp Class A		***	777
	Mcgrath Rentcorp		***	828
	Minerals Technologies Inc		***	1,201
	Northwestern Corp		***	1,525
	Oxford Industries Inc		***	680
	Pebblebrook Hotel Trust		***	1,106
	Pinnacle Financial Partners		***	845
	Plexus Corp		***	1,788
	PRA Group Inc		***	1,479
	Progress Software Corp		***	1,243
	PS Business Parks Inc/Ca		***	1,417
	Renasant Corp		***	1,204
	Rogers Corp		***	1,478
	RSP Permian Inc		***	1,650
	Rush Enterprises Inc Cl A		***	1,679
	Saia Inc		***	1,666
	Scholastic Corp		***	1,322
	Selective Insurance Group		***	1,934
	South State Corp		***	1,490
	Southwest Gas Holdings Inc		***	1,314
	SRC Energy Inc		***	1,052
	Strayer Education Inc		***	416
	Towne Bank		***	1,188
	Tri Pointe Group Inc		***	1,184
	Trueblue Inc		***	1,422
	UMB Financial Corp		***	1,081
	Umpqua Holdings Corp		***	1,089
	United Bankshares Inc		***	787
	United Community Banks/Ga		***	1,334
	Wolverine World Wide Inc		***	1,045

		Subtotal Chartwell Equity Securities		$89,694

	Clearing Account
	State Street Bank and Trust	Clearing Account	***	1,189

		Subtotal Clearing Account		$1,189

	Collective Investment Trusts
	SSGA	SSGA Real Asset Fund	***	24,998
	Target Retirement 2015 Fund	Vanguard Target Retirement 2015 Fund	***	88,565
	Target Retirement 2020 Fund	Vanguard Target Retirement 2020 Fund	***	87,287
	Target Retirement 2025 Fund	Vanguard Target Retirement 2025 Fund	***	292,408
	Target Retirement 2030 Fund	Vanguard Target Retirement 2030 Fund	***	118,371

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Target Retirement 2035 Fund	Vanguard Target Retirement 2035 Fund	***	292,425
	Target Retirement 2040 Fund	Vanguard Target Retirement 2040 Fund	***	93,632
	Target Retirement 2045 Fund	Vanguard Target Retirement 2045 Fund	***	179,973
	Target Retirement 2050 Fund	Vanguard Target Retirement 2050 Fund	***	78,099
	Target Retirement 2055 Fund	Vanguard Target Retirement 2055 Fund	***	38,846
	Target Retirement 2060 Fund	Vanguard Target Retirement 2060 Fund	***	18,320
	Target Retirement 2065 Fund	Vanguard Target Retirement 2065 Fund	***	175
	Target Retirement Income Fund	Vanguard Target Retirement Income Fund	***	50,282

		Subtotal Collective Investment Trusts		$1,363,381

	Loomis Sayles Growth Fund
	Alibaba Group Holding Sp Adr		***	17,606
	Alphabet Inc Cl A		***	8,372
	Alphabet Inc Cl C		***	8,340
	Amazon.Com Inc		***	20,062
	American Express Co		***	4,161
	Amgen Inc		***	4,895
	Analog Devices Inc		***	1,227
	Autodesk Inc		***	9,170
	Automatic Data Processing		***	2,393
	Cerner Corp		***	5,895
	Cisco Systems Inc		***	13,461
	Coca Cola Co/The		***	7,473
	Danone Spons Adr		***	9,054
	Deere + Co		***	8,253
	Expeditors Intl Wash Inc		***	7,936
	Facebook Inc A		***	18,552
	Factset Research Systems Inc		***	4,710
	Gstif 25 Bps		***	3,235
	Merck + Co. Inc.		***	2,714
	Microsoft Corp		***	7,987
	Monster Beverage Corp		***	11,575
	Novartis AG Sponsored ADR		***	5,023
	Novo Nordisk A/S Spons ADR		***	9,398
	Oracle Corp		***	13,486
	Procter + Gamble Co/The		***	7,510
	Qualcomm Inc		***	8,853
	Regeneron Pharmaceuticals		***	6,563
	Schlumberger Ltd		***	8,786
	SEI Investments Company		***	9,143
	United Parcel Service Cl B		***	6,239
	Varian Medical Systems Inc		***	6,171
	Visa Inc Class A Shares		***	15,148

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Yum Brands Inc		***	4,882
	Yum China Holdings Inc		***	3,520

		Subtotal Loomis Sayles Growth Fund		$281,793

*	The Hartford Index Fund
	Equity Securities
	3M Co		***	3,265
	Abbott Laboratories		***	2,309
	Abbvie Inc		***	3,583
	Accenture Plc Cl A		***	2,199
	Activision Blizzard Inc		***	1,113
	Acuity Brands Inc		***	172
	Adobe Systems Inc		***	2,008
	Advance Auto Parts Inc		***	171
	Advanced Micro Devices		***	196
	AES Corp		***	166
	Aetna Inc		***	1,367
	Affiliated Managers Group		***	265
	Aflac Inc		***	802
	Agilent Technologies Inc		***	501
	Air Products + Chemicals Inc		***	831
	Akamai Technologies Inc		***	256
	Alaska Air Group Inc		***	211
	Albemarle Corp		***	328
	Alexandria Real Estate Equit		***	291
	Alexion Pharmaceuticals Inc		***	621
	Align Technology Inc		***	373
	Allegion Plc		***	176
	Allergan Plc		***	1,264
	Alliance Data Systems Corp		***	284
	Alliant Energy Corp		***	229
	Allstate Corp		***	873
	Alphabet Inc Cl A		***	7,297
	Alphabet Inc Cl C		***	7,342
	Altria Group Inc		***	3,167
	Amazon.Com Inc		***	10,870
	Ameren Corporation		***	333
	American Airlines Group Inc		***	515
	American Electric Power		***	841
	American Express Co		***	1,663
	American International Group		***	1,245
	American Tower Corp		***	1,422
	American Water Works Co Inc		***	379

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Ameriprise Financial Inc		***	583
	Amerisourcebergen Corp		***	345
	Ametek Inc		***	389
	Amgen Inc		***	2,934
	Amphenol Corp Cl A		***	623
	Anadarko Petroleum Corp		***	682
	Analog Devices Inc		***	763
	Andeavor		***	381
	Ansys Inc		***	291
	Anthem Inc		***	1,343
	Aon Plc		***	778
	Apache Corp		***	374
	Apartment Invt + Mgmt Co A		***	159
	Apple Inc		***	20,194
	Applied Materials Inc		***	1,267
	Aptiv Plc		***	525
	Archer Daniels Midland Co		***	521
	Arconic Inc		***	268
	Arthur J Gallagher + Co		***	266
	Assurant Inc		***	126
	AT+T Inc		***	5,548
	Autodesk Inc		***	534
	Automatic Data Processing		***	1,208
	Autozone Inc		***	455
	Avalonbay Communities Inc		***	573
	Avery Dennison Corp		***	236
	Baker Hughes A Ge Co		***	315
	Ball Corp		***	308
	Bank Of America Corp		***	6,655
	Bank Of New York Mellon Corp		***	1,282
	Baxter International Inc		***	753
	BB+T Corp		***	912
	Becton Dickinson And Co		***	1,318
	Berkshire Hathaway Inc Cl B		***	8,865
	Best Buy Co Inc		***	405
	Biogen Inc		***	1,565
	Blackrock Inc		***	1,474
	Boeing Co/The		***	3,837
	Borgwarner Inc		***	235
	Boston Properties Inc		***	466
	Boston Scientific Corp		***	791
	Brighthouse Financial Inc		***	130

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Bristol Myers Squibb Co		***	2,331
	Broadcom Ltd		***	2,428
	Brown Forman Corp Class B		***	313
	C.H. Robinson Worldwide Inc		***	289
	CA Inc		***	243
	Cabot Oil + Gas Corp		***	307
	Cadence Design Sys Inc		***	274
	Campbell Soup Co		***	215
	Capital One Financial Corp		***	1,122
	Cardinal Health Inc		***	448
	Carmax Inc		***	272
	Carnival Corp		***	629
	Caterpillar Inc		***	2,179
	CBOE Global Markets Inc		***	329
	CBRE Group Inc A		***	304
	CBS Corp Class B When Distri		***	498
	Celgene Corp		***	1,910
	Centene Corp		***	404
	Centerpoint Energy Inc		***	284
	Centurylink Inc		***	377
	Cerner Corp		***	495
	CF Industries Holdings Inc		***	231
	Charter Communications Inc A		***	1,514
	Chesapeake Energy Corp		***	83
	Chevron Corp		***	5,526
	Chipotle Mexican Grill Inc		***	167
	Chubb Ltd		***	1,577
	Church + Dwight Co Inc		***	291
	Cigna Corp		***	1,164
	Cimarex Energy Co		***	270
	Cincinnati Financial Corp		***	260
	Cintas Corp		***	312
	Cisco Systems Inc		***	4,400
	Citigroup Inc		***	4,572
	Citizens Financial Group		***	480
	Citrix Systems Inc		***	293
	Clorox Company		***	446
	CME Group Inc		***	1,155
	CMS Energy Corp		***	310
	Coca Cola Co/The		***	4,089
	Cognizant Tech Solutions A		***	973
	Colgate Palmolive Co		***	1,539

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Comcast Corp Class A		***	4,342
	Comerica Inc		***	351
	Conagra Brands Inc		***	358
	Concho Resources Inc		***	519
	Conocophillips		***	1,525
	Consolidated Edison Inc		***	612
	Constellation Brands Inc A		***	915
	Cooper Cos Inc/The		***	248
	Corning Inc		***	646
	Costco Wholesale Corp		***	1,890
	Coty Inc Cl A		***	218
	Crown Castle Intl Corp		***	1,048
	CSRA Inc		***	114
	CSX Corp		***	1,143
	Cummins Inc		***	640
	CVS Health Corp		***	1,707
	Danaher Corp		***	1,320
	Darden Restaurants Inc		***	276
	Davita Inc		***	254
	Deere + Co		***	1,163
	Delta Air Lines Inc		***	854
	Dentsply Sirona Inc		***	351
	Devon Energy Corp		***	506
	Digital Realty Trust Inc		***	544
	Discover Financial Services		***	650
	Discovery Communications A		***	80
	Discovery Communications C		***	100
	Dish Network Corp A		***	253
	Dollar General Corp		***	563
	Dollar Tree Inc		***	591
	Dominion Energy Inc		***	1,212
	Dover Corp		***	366
	DowDupont Inc		***	3,873
	Dr Horton Inc		***	405
	Dr Pepper Snapple Group Inc		***	407
	DTE Energy Company		***	456
	Duke Energy Corp		***	1,368
	Duke Realty Corp		***	225
	DXC Technology Co		***	629
	E Trade Financial Corp		***	312
	Eastman Chemical Co		***	309
	Eaton Corp Plc		***	809

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Ebay Inc		***	852
	Ecolab Inc		***	811
	Edison International		***	479
	Edwards Lifesciences Corp		***	554
	Electronic Arts Inc		***	752
	Eli Lilly + Co		***	1,902
	Emerson Electric Co		***	1,040
	Entergy Corp		***	341
	Envision Healthcare Corp		***	97
	EOG Resources Inc		***	1,450
	EQT Corp		***	324
	Equifax Inc		***	329
	Equinix Inc		***	824
	Equity Residential		***	545
	Essex Property Trust Inc		***	371
	Estee Lauder Companies Cl A		***	662
	Everest Re Group Ltd		***	211
	Eversource Energy		***	465
	Exelon Corp		***	879
	Expedia Inc		***	342
	Expeditors Intl Wash Inc		***	267
	Express Scripts Holding Co		***	983
	Extra Space Storage Inc		***	256
	Exxon Mobil Corp		***	8,237
	F5 Networks Inc		***	191
	Facebook Inc A		***	9,780
	Fastenal Co		***	365
	Federal Realty Invs Trust		***	224
	Fedex Corp		***	1,431
	Fidelity National Info Serv		***	730
	Fifth Third Bancorp		***	498
	FirstEnergy Corp		***	317
	Fiserv Inc		***	635
	Flir Systems Inc		***	150
	Flowserve Corp		***	127
	Fluor Corp		***	168
	FMC Corp		***	295
	Foot Locker Inc		***	135
	Ford Motor Co		***	1,132
	Fortive Corp		***	514
	Fortune Brands Home + Securi		***	245
	Franklin Resources Inc		***	329

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Freeport Mcmoran Inc		***	593
	Gap Inc/The		***	172
	Garmin Ltd		***	154
	Gartner Inc		***	259
	General Dynamics Corp		***	1,312
	General Electric Co		***	3,517
	General Mills Inc		***	783
	General Motors Co		***	1,218
	Genuine Parts Co		***	324
	GGP Inc		***	339
	Gilead Sciences Inc		***	2,175
	Global Payments Inc		***	371
	Goldman Sachs Group Inc		***	2,077
	Goodyear Tire + Rubber Co		***	185
	H+R Block Inc		***	127
	Halliburton Co		***	991
	Hanesbrands Inc		***	177
	Harley Davidson Inc		***	199
	Harris Corp		***	392
	Hartford Financial Svcs Grp		***	467
	Hasbro Inc		***	240
	HCA Healthcare Inc		***	578
	HCP Inc		***	284
	Helmerich + Payne		***	163
	Henry Schein Inc		***	255
	Hershey Co/The		***	372
	Hess Corp		***	298
	Hewlett Packard Enterprise		***	532
	Hilton Worldwide Holdings In		***	375
	Hologic Inc		***	274
	Home Depot Inc		***	5,144
	Honeywell International Inc		***	2,715
	Hormel Foods Corp		***	227
	Host Hotels + Resorts Inc		***	341
	HP Inc		***	816
	Humana Inc		***	824
	Hunt (JB) Transprt Svcs Inc		***	229
	Huntington Bancshares Inc		***	366
	Idexx Laboratories Inc		***	317
	IHS Markit Ltd		***	381
	Illinois Tool Works		***	1,196
	Illumina Inc		***	741

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Incyte Corp		***	386
	Ingersoll Rand Plc		***	518
	Intel Corp		***	5,021
	Intercontinental Exchange In		***	959
	International Paper Co		***	556
	Interpublic Group Of Cos Inc		***	182
	Intl Business Machines Corp		***	3,070
	Intl Flavors + Fragrances		***	280
	Intuit Inc		***	891
	Intuitive Surgical Inc		***	950
	Invesco Ltd		***	346
	Iqvia Holdings Inc		***	331
	Iron Mountain Inc		***	247
	Jacobs Engineering Group Inc		***	185
	JM Smucker Co/The		***	328
	Johnson + Johnson		***	9,224
	Johnson Controls Internation		***	820
	JPMorgan Chase + Co		***	9,124
	JPMorgan U.S. Government Money		***	7,899
	Juniper Networks Inc		***	248
	Kansas City Southern		***	253
	Kellogg Co		***	393
	Keycorp		***	504
	Kimberly Clark Corp		***	987
	Kimco Realty Corp		***	180
	Kinder Morgan Inc		***	807
	KLA Tencor Corp		***	383
	Kohls Corp		***	212
	Kraft Heinz Co/The		***	1,079
	Kroger Co		***	568
	L Brands Inc		***	346
	L3 Technologies Inc		***	359
	Laboratory Crp Of Amer Hldgs		***	377
	Lam Research Corp		***	693
	Leggett + Platt Inc		***	146
	Lennar Corp A		***	301
	Leucadia National Corp		***	193
	Lincoln National Corp		***	391
	LKQ Corp		***	292
	Lockheed Martin Corp		***	1,861
	Loews Corp		***	321
	Lowe S Cos Inc		***	1,799

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lyondellbasell Indu Cl A		***	829
	M + T Bank Corp		***	598
	Macerich Co/The		***	166
	Macy S Inc		***	178
	Marathon Oil Corp		***	334
	Marathon Petroleum Corp		***	749
	Marriott International Cl A		***	966
	Marsh + Mclennan Cos		***	965
	Martin Marietta Materials		***	323
	Masco Corp		***	321
	Mastercard Inc A		***	3,267
	Mattel Inc		***	123
	McCormick + Co Non Vtg Shrs		***	284
	McDonald S Corp		***	3,189
	McKesson Corp		***	756
	Medtronic Plc		***	2,540
	Merck + Co. Inc.		***	3,577
	Metlife Inc		***	1,236
	Mettler Toledo International		***	369
	MGM Resorts International		***	395
	Michael Kors Holdings Ltd		***	223
	Microchip Technology Inc		***	478
	Micron Technology Inc		***	1,102
	Microsoft Corp		***	15,963
	Mid America Apartment Comm		***	266
	Mohawk Industries Inc		***	405
	Molson Coors Brewing Co B		***	352
	Mondelez International Inc A		***	1,487
	Monsanto Co		***	1,192
	Monster Beverage Corp		***	606
	Moody S Corp		***	570
	Morgan Stanley		***	1,698
	Mosaic Co/The		***	209
	Motorola Solutions Inc		***	341
	Mylan Nv		***	527
	Nasdaq Inc		***	208
	National Oilwell Varco Inc		***	318
	Navient Corp		***	81
	Netapp Inc		***	347
	Netflix Inc		***	1,931
	Newell Brands Inc		***	352
	Newfield Exploration Co		***	146

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Newmont Mining Corp		***	465
	News Corp Class A		***	144
	News Corp Class B		***	47
	Nextera Energy Inc		***	1,708
	Nielsen Holdings Plc		***	283
	Nike Inc Cl B		***	1,910
	Nisource Inc		***	201
	Noble Energy Inc		***	330
	Nordstrom Inc		***	128
	Norfolk Southern Corp		***	964
	Northern Trust Corp		***	499
	Northrop Grumman Corp		***	1,242
	Norwegian Cruise Line Holdin		***	221
	NRG Energy Inc		***	199
	Nucor Corp		***	470
	Nvidia Corp		***	2,725
	O Reilly Automotive Inc		***	475
	Occidental Petroleum Corp		***	1,310
	Omnicom Group		***	390
	Oneok Inc		***	476
	Oracle Corp		***	3,348
	P G + E Corp		***	534
	Paccar Inc		***	581
	Packaging Corp Of America		***	264
	Parker Hannifin Corp		***	618
	Patterson Cos Inc		***	69
	Paychex Inc		***	506
	Paypal Holdings Inc		***	1,933
	Pentair Plc		***	271
	People S United Financial		***	151
	Pepsico Inc		***	3,964
	Perkinelmer Inc		***	187
	Perrigo Co Plc		***	265
	Pfizer Inc		***	5,018
	Philip Morris International		***	3,814
	Phillips 66		***	1,010
	Pinnacle West Capital		***	221
	Pioneer Natural Resources Co		***	684
	PNC Financial Services Group		***	1,596
	PPG Industries Inc		***	691
	PPL Corp		***	491
	Praxair Inc		***	1,029

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Priceline Group Inc/The		***	1,969
	Principal Financial Group		***	440
	Procter + Gamble Co/The		***	5,441
	Progressive Corp		***	761
	Prologis Inc		***	798
	Prudential Financial Inc		***	1,133
	Public Service Enterprise Gp		***	606
	Public Storage		***	727
	Pultegroup Inc		***	209
	PVH Corp		***	247
	Qorvo Inc		***	197
	Qualcomm Inc		***	2,193
	Quanta Services Inc		***	141
	Quest Diagnostics Inc		***	312
	Ralph Lauren Corp		***	133
	Range Resources Corp		***	89
	Raymond James Financial Inc		***	267
	Raytheon Company		***	1,262
	Realty Income Corp		***	373
	Red Hat Inc		***	494
	Regency Centers Corp		***	238
	Regeneron Pharmaceuticals		***	673
	Regions Financial Corp		***	466
	Republic Services Inc		***	357
	Resmed Inc		***	279
	Robert Half Intl Inc		***	162
	Rockwell Automation Inc		***	586
	Rockwell Collins Inc		***	513
	Roper Technologies Inc		***	616
	Ross Stores Inc		***	719
	Royal Caribbean Cruises Ltd		***	475
	S+P Global Inc		***	1,004
	S+P500 Emini Fut Mar18		***	—
	Salesforce.Com Inc		***	1,630
	SBA Communications Corp		***	446
	Scana Corp		***	132
	Schlumberger Ltd		***	2,170
	Schwab (Charles) Corp		***	1,424
	Scripps Networks Inter Cl A		***	191
	Seagate Technology		***	281
	Sealed Air Corp		***	207
	Sempra Energy		***	624

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Sherwin Williams Co/The		***	784
	Signet Jewelers Ltd		***	80
	Simon Property Group Inc		***	1,241
	Skyworks Solutions Inc		***	405
	Sl Green Realty Corp		***	231
	Smith (A.O.) Corp		***	208
	Snap On Inc		***	231
	Southern Co/The		***	1,122
	Southwest Airlines Co		***	830
	Stanley Black + Decker Inc		***	605
	Starbucks Corp		***	1,899
	State Street Corp		***	841
	Stericycle Inc		***	135
	Stryker Corp		***	1,158
	Suntrust Banks Inc		***	715
	Symantec Corp		***	404
	Synchrony Financial		***	660
	Synopsys Inc		***	298
	Sysco Corp		***	677
	T Rowe Price Group Inc		***	591
	Tapestry Inc		***	292
	Target Corp		***	824
	TE Connectivity Ltd		***	777
	Technipfmc Plc		***	319
	Texas Instruments Inc		***	2,392
	Textron Inc		***	347
	Thermo Fisher Scientific Inc		***	1,769
	Tiffany + Co		***	247
	Time Warner Inc		***	1,655
	TJX Companies Inc		***	1,131
	Torchmark Corp		***	226
	Total System Services Inc		***	307
	Tractor Supply Company		***	218
	Transdigm Group Inc		***	308
	Travelers Cos Inc/The		***	863
	Tripadvisor Inc		***	86
	Twenty First Century Fox B		***	348
	Twenty First Century Fox A		***	846
	Tyson Foods Inc Cl A		***	561
	UDR Inc		***	240
	Ulta Beauty Inc		***	303
	Under Armour Inc Class A		***	62

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Under Armour Inc Class C		***	57
	Union Pacific Corp		***	2,453
	United Continental Holdings		***	394
	United Parcel Service Cl B		***	1,903
	United Rentals Inc		***	338
	United Technologies Corp		***	2,202
	Unitedhealth Group Inc		***	4,965
	Universal Health Services B		***	231
	Unum Group		***	286
	US Bancorp		***	1,963
	Valero Energy Corp		***	935
	Varian Medical Systems Inc		***	237
	Ventas Inc		***	497
	Verisign Inc		***	226
	Verisk Analytics Inc		***	347
	Verizon Communications Inc		***	5,018
	Vertex Pharmaceuticals Inc		***	881
	VF Corp		***	564
	Viacom Inc Class B		***	253
	Visa Inc Class A Shares		***	4,805
	Vornado Realty Trust		***	313
	Vulcan Materials Co		***	395
	Wal Mart Stores Inc		***	3,359
	Walgreens Boots Alliance Inc		***	1,465
	Walt Disney Co/The		***	3,774
	Waste Management Inc		***	801
	Waters Corp		***	357
	WEC Energy Group Inc		***	487
	Wells Fargo + Co		***	6,249
	Welltower Inc		***	549
	Western Digital Corp		***	547
	Western Union Co		***	203
	Westrock Co		***	374
	Weyerhaeuser Co		***	619
	Whirlpool Corp		***	282
	Williams Cos Inc		***	586
	Willis Towers Watson Plc		***	462
	WW Grainger Inc		***	285
	Wyndham Worldwide Corp		***	273
	Wynn Resorts Ltd		***	314
	Xcel Energy Inc		***	568
	Xerox Corp		***	144

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Xilinx Inc		***	393
	XL Group Ltd		***	209
	Xylem Inc		***	285
	Yum Brands Inc		***	639
	Zimmer Biomet Holdings Inc		***	568
	Zions Bancorporation		***	236
	Zoetis Inc		***	816

		Subtotal The Hartford Index Fund		$539,536

	Lee Munder Equity Securities
	Aercap Holdings Nv		***	2,506
	Alexandria Real Estate Equit		***	2,345
	Allegheny Technologies Inc		***	1,700
	Allstate Corp		***	2,384
	American Campus Communities		***	1,950
	Ameriprise Financial Inc		***	2,460
	Amerisourcebergen Corp		***	1,000
	Anadarko Petroleum Corp		***	1,911
	Aramark		***	2,309
	Bemis Company		***	1,492
	Berry Global Group Inc		***	1,623
	Blackstone Mortgage Tru Cl A		***	2,042
	Borgwarner Inc		***	2,339
	Brixmor Property Group Inc		***	1,687
	Carter S Inc		***	1,206
	Charles River Laboratories		***	1,844
	Cimarex Energy Co		***	2,135
	Clean Harbors Inc		***	1,647
	CSRA Inc		***	2,085
	Darling Ingredients Inc		***	1,328
	Dentsply Sirona Inc		***	1,990
	Diebold Nixdorf Inc		***	835
	Dollar General Corp		***	1,467
	Dollar Tree Inc		***	1,603
	Dover Corp		***	2,395
	DTE Energy Company		***	2,247
	E Trade Financial Corp		***	1,978
	Edison International		***	1,628
	Envision Healthcare Corp		***	1,947
	EQT Corp		***	2,007
	Equinix Inc		***	1,673
	Fidelity National Info Serv		***	2,168
	Fluor Corp		***	1,277

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	FMC Corp		***	1,757
	Great Plains Energy Inc		***	1,550
	Gstif 25 Bps		***	1,567
	Hain Celestial Group Inc		***	1,935
	Hanover Insurance Group Inc/		***	1,573
	Host Hotels + Resorts Inc		***	1,658
	Ishares Russell Mid Cap Value		***	3,677
	Kar Auction Services Inc		***	2,256
	Kroger Co		***	1,902
	LKQ Corp		***	3,225
	M + T Bank Corp		***	1,972
	Macom Technology Solutions H		***	2,389
	Michaels Cos Inc/The		***	970
	Mid America Apartment Comm		***	1,627
	Newfield Exploration Co		***	1,764
	Noble Energy Inc		***	1,980
	Olin Corp		***	1,374
	Pacwest Bancorp		***	1,402
	Parker Hannifin Corp		***	1,433
	Patterson Cos Inc		***	1,667
	Pinnacle West Capital		***	2,321
	PPG Industries Inc		***	1,823
	PPL Corp		***	1,243
	PTC Inc		***	1,888
	Qorvo Inc		***	1,741
	Regal Beloit Corp		***	2,044
	Reinsurance Group Of America		***	2,269
	Signature Bank		***	2,071
	SLM Corp		***	675
	Snap On Inc		***	2,178
	Sonoco Products Co		***	1,270
	Stericycle Inc		***	1,550
	SVB Financial Group		***	2,416
	Synopsys Inc		***	2,249
	TCF Financial Corp		***	1,615
	Treehouse Foods Inc		***	995
	Tyson Foods Inc Cl A		***	1,059
	United States Steel Corp		***	1,139
	Unum Group		***	2,100
	Valvoline Inc		***	1,997
	Westar Energy Inc		***	1,433

		Subtotal Lee Munder Equity Securities		$134,962

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Loan Fund
	Notes receivable from Members	Notes receivable from Members, maturing in 2018 through 2032 bearing interest at rates from 4.25% - 9.25%		N/A	64,137

			Subtotal Loan Fund		$64,137

	Master Expense Account
	Gstif 25 Bps Gstif 25 Bps			***	7

			Subtotal Master Expense Account		$7

	Mutual Funds
	Dodge & Cox			***	138,137
*	Hartford HLS Divident & Growth Fd Cl Ia			***	283,174
*	Hartford HLS Mut Fds Bond HLS Fd Cl Ia			***	117,186
*	Hartford HLS Mut Fds Intl Opportunities HLS Fd Cl I			***	137,255
*	Hartford HLS Mut Fds Midcap HLS Fd Cl Ia			***	134,746
	QM Small Cap Growth Fund			***	90,454
	Vanguard Federal Money Market			***	69,723

			Subtotal Mutual Funds		$970,675

	Separate Account GIC
	New York Life			***	96,025

			Subtotal Separate Account GIC		$96,025

	Shared Holdings (aa) - HIMCO Bond Fund
	21St Century Fox America	4.500%	02/15/21	650	687
	Abbvie Inc	2.850%	05/14/23	825	823
	AEP Texas Inc	2.400%	10/01/22	750	739
	American Express Co	3.000%	10/30/24	750	749
	American Express Credit	3.300%	05/03/27	500	507
	American Intl Group	3.750%	07/10/25	1,000	1,031
	Anheuser Busch Inbev Fin	2.650%	02/01/21	1,000	1,005
	Apple Inc	2.400%	05/03/23	685	678
	AT+T Inc	3.400%	05/15/25	1,500	1,475
	AT+T Inc	3.950%	01/15/25	225	230
	Aventura Mall Trust	3.743%	12/05/32	400	412
	Bank Of America Corp	3.875%	08/01/25	500	527
	Bank Of America Corp	3.300%	01/11/23	1,210	1,238
	Bank Of New York Mellon	3.250%	09/11/24	885	904
	Bat Capital Corp	3.222%	08/15/24	500	500
	Bayer Us Finance Llc	3.375%	10/08/24	820	834
	BB+T Corporation	2.450%	01/15/20	600	602
	Berkshire Hathaway Inc	2.200%	03/15/21	500	498

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Berkshire Hathaway Inc	1.550%	02/09/18	630	630
	BP Capital Markets Plc	3.814%	02/10/24	655	689
	Branch Banking + Trust	2.850%	04/01/21	510	517
	British Columbia Prov Of	2.650%	09/22/21	330	333
	Burlingtn No Sf 05 3 Tr	4.830%	01/15/23	247	257
	Burlingtn North Santa Fe	3.400%	09/01/24	480	497
	California St	2.367%	04/01/22	1,000	997
	Canadian Pacific Rr Co	7.250%	05/15/19	250	266
	Capital One Financial Co	3.750%	03/09/27	1,000	1,011
	Capital One Na	2.350%	08/17/18	320	320
	Caterpillar Financial Se	2.750%	08/20/21	335	339
	Centerpoint Energy Transition	2.161%	10/15/21	158	158
	Chase Issuance Trust	1.580%	08/16/21	467	463
	Chevron Corp	2.355%	12/05/22	640	635
	Chevron Corp	2.427%	06/24/20	280	281
	Chubb Ina Holdings Inc	2.700%	03/13/23	725	720
	Cigna Corp	4.500%	03/15/21	300	315
	Cigna Corp	4.000%	02/15/22	290	303
	Cisco Systems Inc	2.200%	02/28/21	1,053	1,050
	Citibank Credit Card Issuance	5.350%	02/07/20	500	502
	Citigroup Inc	2.700%	03/30/21	1,000	1,003
	Citigroup Inc	3.875%	10/25/23	500	522
	Comm Mortgage Trust	3.762%	02/10/49	1,000	1,050
	Comm Mortgage Trust	3.012%	05/10/47	575	581
	Comm Mortgage Trust	1.873%	04/12/35	69	67
	Commonwealth Edison Co	2.950%	08/15/27	1,000	989
	Cooperat Rabobank Ua/Ny	2.250%	01/14/19	355	355
	Credit Suisse New York	1.700%	04/27/18	1,000	999
	CSAIL Commercial Mortgage Trus	3.808%	11/15/48	1,000	1,045
	CVS Health Corp	3.500%	07/20/22	390	397
	CVS Health Corp	2.125%	06/01/21	500	488
	Dell Int Llc / Emc Corp	5.450%	06/15/23	1,015	1,097
	Delta Air Lines 2010 2A	4.950%	11/23/20	178	183
	Duke Energy Progress Llc	2.800%	05/15/22	240	242
	EMD Finance Llc	2.950%	03/19/22	840	844
	Eversource Energy	2.750%	03/15/22	500	501
	Eversource Energy	2.900%	10/01/24	500	496

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Exxon Mobil Corporation	2.222%	03/01/21	1,000	998
	Fanniemae Aces	3.346%	03/25/24	870	903
	Fed Hm Ln Pc Pool A11544	5.500%	06/01/33	8	9
	Fed Hm Ln Pc Pool A15942	6.000%	11/01/33	13	14
	Fed Hm Ln Pc Pool A26586	6.000%	09/01/34	10	11
	Fed Hm Ln Pc Pool A77952	5.000%	05/01/38	8	8
	Fed Hm Ln Pc Pool B19557	5.500%	07/01/20	62	64
	Fed Hm Ln Pc Pool C03506	6.000%	05/01/40	121	135
	Fed Hm Ln Pc Pool G01629	6.000%	10/01/33	12	14
	Fed Hm Ln Pc Pool G11657	4.500%	12/01/18	12	12
	Fed Hm Ln Pc Pool G11868	5.500%	07/01/20	20	20
	Fed Hm Ln Pc Pool G14174	5.000%	03/01/25	41	42
	Fed Hm Ln Pc Pool G60948	3.000%	01/01/47	2,432	2,435
	Fed Hm Ln Pc Pool J00617	5.500%	12/01/20	17	17
	Fed Hm Ln Pc Pool J00921	5.000%	12/01/20	4	4
	Fed Hm Ln Pc Pool J01060	5.000%	01/01/21	7	7
	Fed Hm Ln Pc Pool Q02688	4.000%	08/01/41	150	159
	Fed Hm Ln Pc Pool V82942	3.000%	02/01/47	2,149	2,152
	FHLMC Multifamily Structured P	2.566%	09/25/20	1,000	1,007
	Fico Strip Prin	0.010%	05/11/18	580	577
	Fifth Third Bank	2.875%	10/01/21	635	641
	FNMA Pool 357821	6.000%	05/01/35	177	200
	FNMA Pool 555417	6.000%	05/01/33	39	44
	FNMA Pool 555545	5.000%	06/01/18	2	2
	FNMA Pool 555591	5.500%	07/01/33	46	51
	FNMA Pool 712104	5.000%	05/01/18	—	—
	FNMA Pool 725704	6.000%	08/01/34	31	35
	FNMA Pool 730716	6.000%	08/01/33	26	29
	FNMA Pool 734059	5.500%	08/01/33	7	8
	FNMA Pool 745932	6.500%	11/01/36	63	71
	FNMA Pool 756154	6.000%	11/01/33	34	39
	FNMA Pool 792191	5.500%	09/01/34	37	41
	FNMA Pool 805176	5.500%	01/01/20	26	27
	FNMA Pool 888022	5.000%	02/01/36	100	109
	FNMA Pool 888341	5.000%	02/01/37	67	73
	FNMA Pool 890528	5.500%	06/01/39	97	107
	FNMA Pool 908560	5.500%	01/01/22	5	5

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	FNMA Pool 944026	6.500%	08/01/37	168	186
	FNMA Pool Aa4266	4.500%	05/01/24	19	20
	FNMA Pool Ab0536	6.000%	02/01/37	64	72
	FNMA Pool Aj5733	3.500%	12/01/41	1,753	1,816
	FNMA Pool Al0194	4.000%	01/01/41	925	983
	FNMA Pool Ao1736	4.000%	05/01/42	1,916	2,012
	FNMA Pool Ap0632	2.500%	07/01/27	480	482
	FNMA Pool Ar9436	4.000%	08/01/43	16	17
	FNMA Pool As0038	3.000%	07/01/43	2,485	2,498
	FNMA Pool Av2357	4.000%	01/01/44	1,467	1,555
	FNMA Pool Aw1007	4.000%	05/01/44	1,322	1,396
	FNMA Pool Aw5067	4.500%	07/01/44	2,831	3,049
	FNMA Pool Ay5415	4.000%	03/01/45	2,269	2,408
	FNMA Pool Ay9029	4.000%	05/01/45	1,622	1,722
	FNMA Pool Bc1212	3.000%	07/01/46	5,182	5,194
	FNMA Pool Bc4750	4.000%	10/01/46	755	789
	FNMA Pool Bc6121	4.000%	06/01/46	691	723
	FNMA Pool Bc9364	3.500%	06/01/46	3,877	3,983
	FNMA Pool Ma1543	3.500%	08/01/33	1,358	1,413
	FNMA Pool Ma2354	3.500%	08/01/35	2,607	2,713
	Ford Credit Auto Owner Trust/F	2.260%	11/15/25	360	361
	Ford Motor Company	4.346%	12/08/26	1,000	1,043
	Ford Motor Credit Co Llc	4.250%	09/20/22	525	551
	GE Capital Intl Funding	2.342%	11/15/20	750	747
	GE Commercial Mortgage Corpora	0.000%	03/10/44	17,866	—
	General Electric Co	2.700%	10/09/22	875	874
	General Electric Co	3.100%	01/09/23	459	466
	Gilead Sciences Inc	3.250%	09/01/22	950	978
	Glaxosmithkline Cap Inc	2.800%	03/18/23	470	474
	Glencore Finance Canada	4.250%	10/25/22	550	576
	GNMA Ii Pool 003624	5.500%	10/20/34	42	47
	GNMA Ii Pool 004599	5.000%	12/20/39	152	166
	GNMA Ii Pool Ma2754	3.500%	04/20/45	1,475	1,527
	GNMA Ii Pool Ma2892	3.500%	06/20/45	633	655
	GNMA Pool 271940	5.500%	08/15/18	9	9
	GNMA Pool 434787	8.000%	05/15/30	10	11
	GNMA Pool 485856	6.500%	10/15/31	17	19

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	GNMA Pool 510403	5.000%	01/15/35	14	15
	GNMA Pool 510844	8.000%	12/15/29	1	1
	GNMA Pool 533946	6.500%	04/15/32	5	6
	GNMA Pool 550887	5.000%	08/15/35	19	21
	GNMA Pool 551077	6.500%	11/15/31	7	8
	GNMA Pool 551120	6.500%	08/15/31	29	33
	GNMA Pool 552571	6.500%	05/15/32	12	13
	GNMA Pool 569327	6.500%	04/15/32	105	120
	GNMA Pool 580880	6.500%	11/15/31	20	22
	GNMA Pool 622278	5.000%	04/15/35	13	14
	GNMA Pool 631242	5.500%	06/15/35	72	81
	GNMA Pool 641601	5.000%	03/15/35	26	28
	GNMA Pool 646865	5.000%	08/15/35	14	15
	GNMA Pool 726316	5.000%	09/15/39	171	187
	GNMA Pool 728974	5.000%	12/15/39	219	235
	GNMA Pool 737651	5.000%	11/15/40	66	72
	Goldman Sachs Group Inc	2.350%	11/15/21	815	803
	Goldman Sachs Group Inc	2.875%	02/25/21	500	504
	Goldman Sachs Group Inc	4.000%	03/03/24	560	588
	Government National Mortgage A	2.300%	07/16/57	950	917
	Government National Mortgage A	2.500%	09/16/56	1,180	1,141
	Government National Mortgage A	5.000%	08/20/39	63	67
	Government National Mortgage A	3.500%	07/20/23	288	297
	Gstif 25 Bps	1.045%	12/31/50	14,362	14,362
	Home Depot Inc	2.000%	04/01/21	578	572
	Howard Hughes Medical In	3.500%	09/01/23	345	361
	Hp Enterprise Co	4.400%	10/15/22	465	489
	Hsbc Holdings Plc	3.600%	05/25/23	500	514
	Hsbc Usa Inc	2.350%	03/05/20	500	500
	Hsbc Usa Inc	1.700%	03/05/18	660	660
	Johnson + Johnson	1.650%	03/01/21	1,000	978
	Johnson + Johnson	2.625%	01/15/25	500	497
	JPMBB Commercial Mortgage Secu	3.801%	08/15/48	1,000	1,048
	JPMBB Commercial Mortgage Secu	3.046%	04/15/47	478	483
	JPMorgan Chase + Co	2.700%	05/18/23	250	248
	JPMorgan Chase + Co	2.295%	08/15/21	820	813
	JPMorgan Chase + Co	3.250%	09/23/22	750	768

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Kaiser Foundation Hospit	3.500%	04/01/22	431	444
	Kansas Gas + Electric Co	6.700%	06/15/19	147	156
	Key Bank Na	1.650%	02/01/18	330	330
	Keycorp	2.900%	09/15/20	750	757
	KLA Tencor Corp	4.650%	11/01/24	700	759
	Ladder Capital Commercial Mort	3.388%	05/15/31	580	592
	Lloyds Bank Plc	5.800%	01/13/20	490	522
	Lloyds Banking Group Plc	3.750%	01/11/27	500	508
	McDonald S Corp	3.700%	01/30/26	393	410
	McKesson Corp	2.700%	12/15/22	145	144
	McKesson Corp	3.796%	03/15/24	795	823
	Medtronic Inc	3.150%	03/15/22	565	579
	Mellon Funding Corp	5.500%	11/15/18	460	473
	Microsoft Corp	3.300%	02/06/27	1,000	1,032
	Mitsubishi Ufj Fin Grp	2.950%	03/01/21	415	419
	Mitsubishi Ufj Fin Grp	3.287%	07/25/27	500	498
	Morgan Stanley	3.875%	01/27/26	1,250	1,303
	Morgan Stanley	5.625%	09/23/19	250	263
	Morgan Stanley Baml Trust	2.916%	02/15/47	413	416
	Nationwide Financial Ser	5.375%	03/25/21	329	354
	NBCUniversal Media Llc	4.375%	04/01/21	409	433
	Niagara Mohawk Power	3.508%	10/01/24	735	761
	Nisource Inc	3.490%	05/15/27	500	509
	Nordea Bank Ab	2.500%	09/17/20	830	831
	Nordea Bank Ab	4.875%	05/13/21	500	530
	Omnicom Group Inc	3.650%	11/01/24	250	257
	Oracle Corp	3.400%	07/08/24	875	907
	Penske Truck Leasing/Ptl	4.200%	04/01/27	250	260
	Pernod Ricard Sa	4.250%	07/15/22	335	355
	PNC Bank Na	3.800%	07/25/23	520	543
	PNC Bank Na	2.200%	01/28/19	635	635
	Province Of Quebec	2.750%	08/25/21	390	394
	Qualcomm Inc	2.900%	05/20/24	1,000	976
	S+P Global Inc	2.500%	08/15/18	650	652
	Shell International Fin	2.250%	01/06/23	950	933
	Small Business Administration	2.770%	05/01/35	495	499
	Small Business Administration	2.880%	07/01/35	924	933

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Small Business Administration	2.820%	08/01/35	618	624
	Small Business Administration	2.820%	09/01/35	617	623
	Small Business Administration	2.700%	11/01/35	825	830
	Small Business Administration	2.870%	07/01/34	501	502
	Small Business Administration	2.720%	03/01/35	347	349
	Small Business Administration	2.440%	07/01/20	207	207
	Small Business Administration	2.270%	02/01/36	909	885
	Small Business Administration	2.860%	03/01/20	124	125
	Small Business Administration	2.870%	05/01/20	150	151
	Small Business Administration	1.970%	09/01/20	219	218
	Small Business Administration	2.210%	02/01/33	507	497
	Small Business Administration	3.110%	04/01/34	743	759
	Small Business Administration	2.880%	08/01/34	445	447
	State Street Corp	3.300%	12/16/24	575	594
	Sumitomo Mitsui Finl Grp	2.632%	07/14/26	500	476
	Suntrust Banks Inc	2.900%	03/03/21	250	253
	Svenska Handelsbanken Ab	2.450%	03/30/21	500	499
	Svenska Handelsbanken Ab	2.250%	06/17/19	630	630
	Synchrony Bank	3.000%	06/15/22	1,000	996
	Time Warner Cable Llc	8.250%	04/01/19	283	302
	Time Warner Inc	4.000%	01/15/22	70	73
	Time Warner Inc	3.550%	06/01/24	400	404
	Toyota Motor Credit Corp	3.200%	01/11/27	694	707
	Toyota Motor Credit Corp	2.900%	04/17/24	500	505
	UBS AG Stamford Ct	2.375%	08/14/19	1,115	1,116
	United Technologies Corp	3.125%	05/04/27	1,000	1,001
	Unitedhealth Group Inc	3.375%	04/15/27	555	570
	Unitedhealth Group Inc	2.125%	03/15/21	500	496
	Univ Of California Ca Revenues	3.063%	07/01/25	500	505
	US Bancorp	3.150%	04/27/27	1,000	1,002
	US Treasury N/B	1.625%	12/31/19	5,250	5,223
	US Treasury N/B	1.375%	10/31/20	5,000	4,919
	US Treasury N/B	1.625%	02/15/26	4,574	4,320
	US Treasury N/B	1.625%	04/30/23	3,000	2,908
	US Treasury N/B	1.625%	05/15/26	2,500	2,355
	US Treasury N/B	1.125%	07/31/21	4,000	3,868
	US Treasury N/B	1.500%	08/31/18	4,580	4,574

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	US Treasury N/B	1.750%	10/31/18	1,392	1,392
	US Treasury N/B	1.000%	08/31/19	6,750	6,655
	US Treasury N/B	1.500%	07/15/20	7,000	6,925
	US Treasury N/B	1.875%	07/31/22	5,000	4,932
	US Treasury N/B	0.875%	01/31/18	10,238	10,235
	Valero Energy Corp	9.375%	03/15/19	114	123
	Verizon Communications	2.946%	03/15/22	1,057	1,063
	Verizon Communications	2.450%	11/01/22	750	735
	Virginia Elec + Power Co	3.500%	03/15/27	500	517
	Walmart Inc	3.300%	04/22/24	380	395
	Walt Disney Company/The	2.350%	12/01/22	650	646
	Wells Fargo + Company	2.500%	03/04/21	1,000	1,000
	Wells Fargo + Company	3.300%	09/09/24	1,030	1,046
	Welltower Inc	4.950%	01/15/21	296	315
	Westlake Chemical Corp	3.600%	07/15/22	576	587
	WF RBS Commercial Mortgage Tru	2.862%	03/15/47	637	641
	Xcel Energy Inc	3.350%	12/01/26	1,000	1,012
	Yara International Asa	7.875%	06/11/19	285	306

	Subtotal Shared Holdings(aa) - HIMCO Bond Fund				$217,895

	Shared Holdings (bb) - BNY Mellon Bond Fund

	BlackRock	BlackRock 1-3 Year Government Bond Index Fund		***	27,933
	BlackRock	BlackRock 1-3 Year Credit Bond Index Fund		***	36,727
	BlackRock	BlackRock Asset-Backed Securities Index Fund		***	25,820
	BlackRock	BlackRock Commercial Mortgage-Backed Securities Index		***	5,028
	BlackRock	BlackRock Intermediate Term Credit Bond Index Fund		***	14,286
	BlackRock	BlackRock Mortgage-Backed Securities Index Fund		***	32,994
	AEP Texas Central Transition F	1.976%	06/01/21	***	2,127
	American Express Credit Accoun	1.640%	12/15/21	***	2,537
	Appalachian Consumer Rate Reli	2.008%	02/01/24	***	1,694
	CarMax Auto Owner Trust	1.520%	02/16/21	***	1,693
	CarMax Auto Owner Trust	1.400%	08/15/21	***	2,970
	Citibank Credit Card Issuance	1.740%	01/19/21	***	3,392
	Citigroup Commercial Mortgage	1.613%	02/10/49	***	1,907
	CNH Equipment Trust	1.440%	12/15/21	***	1,287
	CNH Equipment Trust	2.080%	02/15/23	***	1,543
	Comm Mortgage Trust	3.147%	02/10/47	***	3,126
	CSAIL Commercial Mortgage Trus	2.970%	04/15/50	***	2,713

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost		(e) Current Value
	Duke Energy Fl Proj Fin	1.731%	09/01/24	*	**	1,713
	Fannie Mae	2.000%	06/25/30	*	**	2,110
	Fannie Mae	4.500%	11/25/26	*	**	2,188
	Fannie Mae	4.000%	03/25/25	*	**	485
	Fannie Mae	2.000%	03/25/25	*	**	38
	Fannie Mae	4.500%	03/25/26	*	**	1,021
	Fannie Mae	2.250%	03/25/39	*	**	1,047
	Fannie Mae	2.000%	05/25/25	*	**	369
	Fannie Mae	3.000%	08/25/38	*	**	1,379
	Fannie Mae	2.000%	08/25/26	*	**	96
	FNMA Pool Ma1341	2.500%	02/01/23	*	**	645
	Freddie Mac	4.000%	08/15/25	*	**	3,014
	Freddie Mac	2.000%	02/15/40	*	**	375
	Freddie Mac	2.500%	08/15/25	*	**	304
	Freddie Mac	3.000%	06/15/39	*	**	694
	Freddie Mac	2.000%	01/15/39	*	**	2,407
	Freddie Mac	3.000%	07/15/39	*	**	367
	Freddie Mac	2.000%	11/15/21	*	**	1,011
	Freddie Mac	3.000%	02/15/32	*	**	1,082
	Government National Mortgage A	2.000%	09/16/51	*	**	2,054
	Government National Mortgage A	2.000%	01/16/46	*	**	1,510
	Government National Mortgage A	4.000%	08/20/27	*	**	2,560
	Government National Mortgage A	3.000%	06/20/39	*	**	2,123
	Government National Mortgage A	1.000%	12/16/36	*	**	543
	Government National Mortgage A	2.000%	03/20/42	*	**	1,266
	Government National Mortgage A	3.000%	12/20/34	*	**	771
	Government National Mortgage A	3.500%	09/20/38	*	**	859
	Government National Mortgage A	3.000%	03/20/39	*	**	452
	Gstif 25 Bps	1.045%	12/31/50	*	**	2,778
	Int Govt Bond Index			*	**	2,120
	John Deere Owner Trust	1.320%	06/17/19	*	**	602
	Mercedes Benz Auto Receivables	1.260%	02/16/21	*	**	1,788
	Morgan Stanley Baml Trust	2.916%	02/15/47	*	**	904
	Morgan Stanley Baml Trust	2.979%	04/15/47	*	**	2,315
	Prudential			*	**	173,230
	UBS Commercial Mortgage Trust	3.400%	05/10/45	*	**	3,293
	US Dollar			*	**	(1)

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433

See accompanying Report of Independent Registered Public Accounting Firm.

EIN# 06-0383750

Plan# 100

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	US Treasury N/B	0.750%	07/15/19	***	5,611
	US Treasury N/B	0.875%	09/15/19	***	2,953

		Subtotal Shared Holdings (bb) - BNY Mellon Bond Fund			$395,853

	State Street Cash Fund STIF

	Gstif 25 Bps Gstif 25 Bps			***	23,580

		Subtotal State Street Cash Fund STIF			$23,580

	The Hartford Stock Fund

	State Street Cash Fund - STIF			***	591
	The Hartford Stock Fund, Common stock			***	235,850

		Subtotal The Hartford Stock Fund			$236,441

	Wrapper Contracts

	Transamerica Premier Life			***	72
	American General Life Ins Co			***	(26)
	American General Life Ins Co			***	(13)
	RGA			***	(13)
	Prudential			***	(69)

		Subtotal Wrapper Contracts			$(50)

		GRAND TOTAL			$4,415,118

*	Indicates party-in-interest.
**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.
***	Cost information is not required for Member directed investments, and therefore is not included.

(aa)	Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb)	Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the Bank of New York Mellon (“BNY”) Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

BY: /s/ Erin Ridge

Erin Ridge

Plan Administrator

June 28, 2018